ZANGER SECURITY, INC.

ANNUAL REPORT

8203 OLD YORK RD. UNIT A42

ELKINS PARK, PA 19027

(805) 377-2660

https://zangersecurity.com

This Annual Report is dated April 30, 2025.

BUSINESS

Business

Zanger Security, Inc., incorporated on June 11, 2021, in the state of Georgia, and then re-incorporated as a Delaware C-corp on June 20, 2024, is a pioneering company in the field of security technology. Headquartered in Elkins Park, Pennsylvania, Zanger Security leverages advanced artificial intelligence and proprietary technology to design, develop, and market security products that cater to the privacy and security needs of individuals and businesses. Our mission is to make cutting-edge, technically sophisticated products affordable for larger segments of the population

The Company's Business Model

Zanger Security's business model is centered around the sale and distribution of our AI-powered security systems. Our primary product is a comprehensive security solution that includes drone detection and neutralization technology, creating a protective dome around and above a secure area. This system is designed to detect and report unauthorized entries, providing unmatched protection against modern security threats.

We target homeowners, businesses, and large property owners such as farms and ranches. Our sales strategy includes direct-to-consumer sales through our website, relationships with residential builders, home improvement companies, and potential retail partnerships for broader distribution. Our supply chain involves collaboration with leading engineers for product validation, specialized firms for product development, and strategic technology relationships to ensure our systems are state-of-the-art.

The Company's Corporate Structure

Zanger Security, Inc. operates as a standalone entity with no parent companies or subsidiaries. Our streamlined corporate structure allows us to be agile and responsive in a rapidly evolving market.

The Company's Intellectual Property (IP)

The Zanger Security CEO, Armen Eloyan, is currently in the process of assigning the utility patent application

(Application #17/753,597) titled "Security System Providing Protection from Drones," filed with the USPTO on March 9, 2022.

The Company is also contemplating filing for additional patents.

Additionally, Zanger Security holds a registered trademark for the Zanger® brand. The U.S. trademark registration number 6969560 was granted on January 31, 2023, covering electric and electronic video surveillance installations. The trademark features the stylized wording "ZANGER" and an abstract design of two figures forming a triangular shape, claimed in red and white colors.

In addition to these, Zanger Security has developed proprietary AI algorithms and software for object recognition and drone neutralization, which are critical components of its advanced security systems. These innovations represent significant intellectual property assets, contributing to the company's technological edge in the security market.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $117824.40

Number of Securities Sold: 3077170

Use of proceeds: N/A

Date: June December 31, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

We aim to have Zanger Security products "blueprint ready" for manufacturing within 2 years. This includes our marketable data collection and classification platform, which will generate revenue through subscriptions and leases.

Foreseeable major expenses based on projections:

Hardware Development:

Engineering and Design: Finalizing the engineering designs for Zanger Security's hardware components will incur significant costs. This includes detailed schematics, prototyping, and rigorous testing to ensure reliability and durability.

2. Software Development:

Algorithm Development: Completing the coding of advanced AI algorithms for threat detection, data analysis, and system optimization is a major expense.

Operating System and Database Management: Developing and maintaining the Zanger platform's operating system and database management software will require substantial investment in both initial development and ongoing support.

3. System Integration and Testing:

Comprehensive Testing: Conducting thorough testing of the integrated hardware and software components to ensure functionality and reliability before market launch. This includes beta testing, field testing, and user feedback integration.

4. Marketing and Sales:

Marketing Campaigns: Developing and executing marketing campaigns to build brand awareness, attract customers, and generate sales. This includes digital marketing, advertising, public relations, and promotional events.

Sales Infrastructure: Establishing a sales team and support infrastructure to manage customer inquiries, sales processes, and after-sales support.

5. Intellectual Property Protection:

Patents and Trademarks: Filing for patents and trademarks to protect Zanger Security's proprietary technologies and brand. This includes legal fees and ongoing maintenance costs for IP protection.

6. Operational Costs:

Staffing: Salaries and benefits for engineers, developers, designers, marketing professionals, and support staff.

By strategically allocating funds across these key areas, Zanger Security aims to ensure smooth product development, effective market entry, and sustained growth.

Future operational challenges:

Zanger Security will be a sophisticated product integrating state-of-the-art hardware and advanced AI programs. One of the primary operational challenges will be coordinating different groups of engineers, designers, and programmers. This is particularly demanding for a company that aims to remain lean and effective.

To successfully and timely develop our product, we will not strive for perfection in the initial release. Instead, our efforts and finances will focus on bringing an innovative and reliable product to market with a few "irresistible" features for consumers. This approach allows us to establish a market presence and provide value early on. We will then offer future hardware upgrades and software updates after the product has entered the market, ensuring continuous improvement and adaptation to consumer needs.

Future challenges related to capital resources:

Financing is the essential rocket fuel that will propel Zanger Security to its desired heights. Allocating funds correctly among various teams and projects during the product development process is crucial to avoiding delays and interruptions. With this in mind, we will plan our work based on available funds, ensuring that we stay within budget and maintain steady progress.

However, recognizing that unforeseen expenses may arise, we will continue our fundraising efforts as needed, using all available means. This includes seeking additional investments and leveraging cash injections from the founder to ensure that financial constraints do not hinder our development timelines and objectives

Future milestones and events:

1. Completing Hardware Development:

Finalizing the engineering designs for Zanger Security's hardware and preparing them for manufacturing.

2. Advancing Software Development:

Completing the coding of the Zanger platform's algorithms, its operating system, and database management software.

3. Comprehensive System Testing:

Conducting thorough testing of the entire Zanger Security system to ensure functionality and reliability before initiating full-scale manufacturing.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $136,070.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Armen Eloyan

Armen Eloyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Chief Financial Officer and Director

Dates of Service: June, 2021 - Present

Responsibilities: Responsibilities: Overseeing all departmental operations Strategic planning and day-to-day running of the company Responsible for securing millions of dollars in government contracts Salary: $50,000 annually (to start after the successful raise) Equity Compensation: 100% equity package

Other business experience in the past three years:

Employer: Montibus Group, OJSC

Title: Founder

Dates of Service: February, 2020 - December, 2023

Responsibilities: Founded Montibus to outsource some of Zanger Security's product development efforts. No current interest or business relationship with Montibus.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Armen Eloyan

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 97.49

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 5,100,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Zanger Security was formed in 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zanger Security has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism.

If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Prior SBA Investigation Involving Armen Anahit Eloyan Investors should note that Armen Anahit Eloyan, associated with Zanger Security, Inc., was on the SBA Excluded Party List from October 3, 2016, to April 16, 2018, due to allegations of billing and timecard fraud at his previous company, Vaughn Management & Services, Inc. These allegations were made by a former project manager with insider knowledge. Following a thorough SBA investigation, no wrongdoing was found, and eligibility was reinstated. However, the suspension period affected the company's ability to secure a major contract.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

ZANGER SECURITY, INC.

By /s/ Armen Eloyan

Name: Zanger Security, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, __Armen Eloyan_ (Print Name), the _Chief Executive Officer_(Principal Executive Officers) of Zanger Security, Inc.(Company Name), hereby certify that the financial statements of Zanger Security, Inc. (Company Name) and notes thereto for the periods ending __12/31/2023 (first Fiscal Year End of Review) and 12/31/2024_(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $____0______; taxable income of $____0_________ and total tax of $____0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ______________ (Date of Execution).

_______________________ (Signature)

__CEO_________________ (Title)

__03/30/2025_____________ (Date)

ZANGER SECURITY, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Zanger Security, Inc.
Alpharetta, Georgia

We have reviewed the accompanying financial statements of Zanger Security, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 25, 2024
Los Angeles, California

ZANGER SECURITY, INC.

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 95,754	$ 174
Total Current Assets	**95,754**	**174**
Property and Equipment, net	2,016	2,823
Total Assets	**$ 97,770**	**$ 2,997**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$ -	$ -
STOCKHOLDERS' EQUITY		
Common Stock	-	-
Additional Paid-in-Capital	384,563	246,968
Accumulated Deficit	(286,793)	(243,971)
Total Stockholders' Equity	**97,770**	**2,997**
Total Liabilities and Stockholders' Equity	**$ 97,770**	**$ 2,997**

See accompanying notes to financial statements.

ZANGER SECURITY, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and Administrative	8,175	9,882
Subcontractor Expense	33,620	107,000
Total Operating Expenses	**41,795**	**116,882**
Operating Loss	**(41,795)**	**(116,882)**
Interest Expense	-	-
Other Loss	1,027	648
Loss Before Provision for Income Taxes	**(42,822)**	**(117,530)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (42,822)**	**$ (117,530)**

See accompanying notes to financial statements.

ZANGER SECURITY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	6,000,000	$ -	**$ 130,368**	**$ (126,441)**	**$ 3,927**
Capital Contribution	-	-	116,600	-	116,600
Net Loss	-	-	-	(117,530)	(117,530)
Balance—December 31, 2022	**6,000,000**	**$ -**	**$ 246,968**	**$ (243,971)**	**$ 2,997**
Capital Contribution	-	-	137,595	-	137,595
Net Loss	-	-	-	(42,822)	(42,822)
Balance—December 31, 2023	**6,000,000**	**$ -**	**$ 384,563**	**$ (286,793)**	**$ 97,770**

See accompanying notes to financial statements.

ZANGER SECURITY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (42,822)	$ (117,530)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	807	807
Net Cash Used In Operating Activities	**(42,015)**	**(116,723)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By/(Used In) Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	137,595	116,600
Net Cash Provided By Financing Activities	**137,595**	**116,600**
Change in Cash and Cash Equivalents	95,580	(123)
Cash—Beginning of the Year	174	297
Cash—End of the Year	**$ 95,754**	**$ 174**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Zanger Security, Inc. was incorporated on June 11, 2021 in the state of Georgia. The financial statements of Zanger Security, Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Alpharetta, Georgia.

Zanger Security is a lean and highly effective company that leverages advanced artificial intelligence and proprietary technology to design, develop, and market security products tailored to the privacy and security needs of individuals and businesses. Our mission is to make cutting-edge, technically sophisticated products affordable for larger segments of the population. Poised to transform the way people protect their properties and privacy, Zanger Security offers a comprehensive, user-friendly, and reliable security solution. Our system provides unmatched protection against modern security threats, ensuring peace of mind for all users. Our all-encompassing security system creates a protective dome around and above a secure area, capable of detecting and reporting any unauthorized entry. This robust system effectively safeguards privacy against snooping and spying drones, providing a high level of security and protection.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company’s cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Test Drones	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Zanger Security, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 25, 2024, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of:

As of December 31,		2023		2022
Test Drones	$	4,611	$	4,611
Property and Equipment, at cost		**4,611**		**4,611**
Accumulated Depreciation		(2,595)		(1,788)
Property and Equipment, net	**$**	**2,016**	**$**	**2,823**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $807 and $807, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 6,000,000 shares of common stock at $0.00 par value. As of December 31, 2023, and December 31, 2022, 6,000,000 shares have been issued and are outstanding.

5. DEBT

The company has no debt outstanding as of December 31, 2023.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(39,725)	$	(33,935)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $301,044, and the Company had state net operating loss ("NOL") carryforwards of approximately $301,044. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through June 25, 2024, which is the date the financial statements were available to be issued.

On June 20, 2024, the company converted from a Georgia Corporation to a Delaware Corporation. The new Delaware Corporation is now authorized to issue 5,100,000 shares of common stock with a par value of $0.0001. As of June 25, 2024, the total number of issued and outstanding shares was 3,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $41,795, and an operating cash outflow of $42,015. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Zanger Security, Inc.
Balance Sheet
December 31, 2024

ASSETS

Current Assets		
Regular Checking Account	$ 137,402.04	
Notes Receivable-Current	3,653.00	
Total Current Assets		141,055.04
Property and Equipment		
Equipment	8,586.41	
Accum. Depreciation - Equipmen	(2,595.00)	
Total Property and Equipment		5,991.41
Other Assets		
Total Other Assets		0.00
Total Assets		$ 147,046.45

LIABILITIES AND CAPITAL

Current Liabilities		
Total Current Liabilities		0.00
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		0.00
Capital		
Paid-in Capital	$ 433,734.39	
Retained Earnings	(249,196.93)	
Net Income	(37,491.01)	
Total Capital		147,046.45
Total Liabilities & Capital		$ 147,046.45

Zanger Security, Inc.
Income Statement
For the Twelve Months Ending December 31, 2024

	Current Month		Year to Date	
Revenues				
Fee Discounts	$ (224.55)	(100.00)	$ (224.55)	(100.00)
Total Revenues	(224.55)	(100.00)	(224.55)	(100.00)
Cost of Sales				
Total Cost of Sales	0.00	0.00	0.00	0.00
Gross Profit	(224.55)	(100.00)	(224.55)	(100.00)
Expenses				
Advertising Expense	2,396.27	1,067.14	2,396.27	1,067.14
Auto Expenses	227.40	101.27	227.40	101.27
Bank Charges	262.00	116.68	262.00	116.68
Charitable Contributions Exp	147.76	65.80	147.76	65.80
Dues and Subscriptions Exp	20.00	8.91	20.00	8.91
Freight Expense	137.30	61.14	137.30	61.14
Interest Expense	184.23	82.04	184.23	82.04
Internet Expense	213.76	95.19	213.76	95.19
Legal and Professional Expense	17,778.00	7,917.17	17,778.00	7,917.17
Meals and Entertainment Exp	1,032.67	459.88	1,032.67	459.88
Office Expense	6,470.36	2,881.48	6,470.36	2,881.48
Postage Expense	127.31	56.70	127.31	56.70
Subcontractor Expense	5,810.34	2,587.55	5,810.34	2,587.55
Supplies Expense	1,609.27	716.66	1,609.27	716.66
Travel Expense	849.79	378.44	849.79	378.44
Total Expenses	37,266.46	16,596.06	37,266.46	16,596.06
Net Income	$ (37,491.01)	(16,696.0	$ (37,491.01)	(16,696.0

ZANGER SECURITY, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For The Year Ended December 31,		2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(37,491)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense		2,595
Net Cash Used In Operating Activities		**(34,896)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By/(Used In) Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		111,370
Net Cash Provided By Financing Activities		**111,370**
Change in Cash and Cash Equivalents		(76,474)
Cash—Beginning of the Year		95,754
Cash—End of the Year	**$**	**141,055**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	3,000,000	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2024	-	$ -	3,000,000	$ -	$ -	$ -	$ -
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2024	-	$ -	3,000,000	$ -	$ -	$ -	$ -
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	77,170	77	109,840	-	109,917
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2024	-	$ -	3,077,170	$ 77	$ 109,840	$ -	$ 109,917

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Zanger Security, Inc was formed on 06/11/2021 ("Inception") in the State of GA. The financial statements of Zanger Security, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Elkins Park, PA.

Zanger Security, Inc is a cutting-edge company focused on developing and deploying advanced AI-powered security systems designed to protect people and property from modern threats. The company's primary offering includes a unique system that can detect and defer unauthorized drones, which is a growing concern in both commercial and residential spaces.

What sets Zanger Security apart is its integration of advanced artificial intelligence with real-time drone detection capabilities. By utilizing both hardware and existing monitoring systems, Zanger provides an unmatched level of protection by identifying drone intrusions and taking immediate action to neutralize the threat. This system is highly adaptable, making it suitable for a variety of environments, from private properties to large-scale commercial facilities.

Additionally, Zanger Security focuses on privacy protection and data security, ensuring that users' sensitive information remains safe while delivering top-tier security solutions. This unique combination of drone detection, AI-driven responses, and strong privacy standards makes Zanger Security a leader in the next generation of security technology.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from when collection of the amounts due is reasonably assured. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and PA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for periods from 2022 to 2024. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Zanger Security does not have any debt, so there is no need for a note related to debt (traditional or convertible). As for the other items, there is no additional detail required for inventory, PP&E, or accrued liabilities, as they are not applicable to the current financial structure of the company. If further information is needed in the future, we can provide more specific details as necessary.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We have no material commitments such as:

- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,100,000 shares of our common stock with par value of $0.0001. As of 12/31/2024 the company has currently issued 3,077,170 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
Not applicable

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 03/30/2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Armen Eloyan, Principal Executive Officer of ZANGER SECURITY, INC., hereby certify that the financial statements of ZANGER SECURITY, INC. included in this Report are true and complete in all material respects.

Armen Eloyan

CEO